FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2013

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2013	By:	/s/ EIJI MIURA
Eiji Miura
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2013 (U.S. GAAP)

Date:	October 29, 2013
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2012		2013
	(Millions of yen, except per share data)
		% Change from September 30, 2011		% Change from September 30, 2012
Total revenue	900,819	11.9%	933,650	3.6%
Net revenue	770,933	22.0%	787,712	2.2%
Income before income taxes	55,083	—%	186,153	238.0%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	4,700	—%	104,007	—%
Comprehensive income (loss)	(8,016)	—%	134,205	—%
Basic-Net income attributable to NHI shareholders per share (Yen)	1.28		28.07
Diluted-Net income attributable to NHI shareholders per share (Yen)	1.25		27.20
Return on shareholders’ equity - annualized	0.4%		8.9%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At September 30
	2013	2013
	(Millions of yen, except per share data)
Total assets	37,942,439	41,868,413
Total equity	2,318,983	2,411,306
Total NHI shareholders’ equity	2,294,371	2,379,189
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.7%
Total NHI shareholders’ equity per share (Yen)	618.27	641.90

2. Cash dividends

	For the year ended March 31
	2013	2014	2014 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	2.00	8.00	—
At December 31	—	—	—
At March 31	6.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2014. Fiscal year 2014 Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2014”.

3. Earnings forecasts for the year ending March 31, 2014

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : None
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2013	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	116,077,880

	For the six months ended September 30
	2012	2013
Average number of shares outstanding (year-to-date)	3,682,504,520	3,705,701,979

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended September 30, 2013, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net revenue	770.9	787.7	2.2
Non-interest expenses	715.9	601.6	(16.0)

Income (loss) before income taxes	55.1	186.2	238.0
Income tax expense	43.6	81.5	86.7

Net income (loss)	11.4	104.6	815.0

Less: Net income (loss) attributable to noncontrolling interests	6.7	0.6	(90.5)

Net income (loss) attributable to NHI shareholders	4.7	104.0	—

Return on shareholders’ equity - annualized	0.4%	8.9%	—

Note:	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 787.7 billion yen for the six months ended September 30, 2013, an increase of 2.2% from the same period in the prior year. Non-interest expenses decreased by 16.0% from the same period in the prior year to 601.6 billion yen. Income before income taxes was 186.2 billion yen and Net income attributable to NHI shareholders was 104.0 billion yen for the six months ended September 30, 2013.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net revenue	764.9	775.5	1.4
Non-interest expenses	715.9	601.6	(16.0)

Income (loss) before income taxes	49.1	174.0	254.6

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the six months ended September 30, 2013 was 775.5 billion yen, an increase of 1.4% from the same period in the prior year. Non-interest expenses decreased by 16.0% from the same period in the prior year to 601.6 billion yen. Income before income taxes was 174.0 billion yen for the six months ended September 30, 2013. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net revenue	163.5	286.1	75.0
Non-interest expenses	140.3	165.0	17.6

Income (loss) before income taxes	23.2	121.1	422.9

Net revenue increased by 75.0% from the same period in the prior year to 286.1 billion yen primarily due to increased sales performances of equities and investment trusts as a result of active equity markets from the end of last year. Non-interest expenses increased by 17.6% to 165.0 billion yen. As a result, income before income taxes increased by 422.9% to 121.1 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net revenue	31.9	38.8	21.8
Non-interest expenses	21.9	25.9	18.3

Income (loss) before income taxes	9.9	12.9	29.5

Net revenue increased by 21.8% from the same period in the prior year to 38.8 billion yen primarily due to increase of assets under management. Non-interest expenses increased by 18.3% to 25.9 billion yen. As a result, income before income taxes increased by 29.5% to 12.9 billion yen. Assets under management was 30.0 trillion yen at the end of September 2013.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net revenue	259.0	378.0	45.9
Non-interest expenses	267.3	327.4	22.5

Income (loss) before income taxes	(8.4)	50.5	—

Net revenue was 378.0 billion yen, an increase of 45.9% compared to the same period in the prior year. This increase was primarily due to the improved performance of equity business as well as an increase in the number of capital markets transactions as a result of active equity markets from the end of last year. Non-interest expenses increased by 22.5% to 327.4 billion yen, resulting in income before income taxes of 50.5 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net revenue	310.6	72.7	(76.6)
Non-interest expenses	286.2	83.2	(70.9)

Income (loss) before income taxes	24.3	(10.5)	—

Net revenue was 72.7 billion yen. Loss before income taxes was 10.5 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2013, were 41.9 trillion yen, an increase of 3.9 trillion yen compared to March 31, 2013, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2013 were 39.5 trillion yen, an increase of 3.8 trillion yen compared to March 31, 2013, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2013 was 2.4 trillion yen, an increase of 92.3 billion yen compared to March 31, 2013.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2013) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2013) for the year ended March 31, 2013.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2013	September 30, 2013	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,298,043	492,956
Time deposits	577,921	468,495	(109,426)
Deposits with stock exchanges and other segregated cash	269,744	384,480	114,736

Total cash and cash deposits	1,652,752	2,151,018	498,266

Loans and receivables:
Loans receivable	1,575,494	1,303,655	(271,839)
Receivables from customers	63,792	52,097	(11,695)
Receivables from other than customers	992,847	1,506,426	513,579
Allowance for doubtful accounts	(2,258)	(3,205)	(947)

Total loans and receivables	2,629,875	2,858,973	229,098

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	9,552,516	1,257,144
Securities borrowed	5,819,885	6,376,335	556,450

Total collateralized agreements	14,115,257	15,928,851	1,813,594

Trading assets and private equity investments:
Trading assets*	17,037,191	18,332,966	1,295,775
Private equity investments	87,158	84,169	(2,989)

Total trading assets and private equity investments	17,124,349	18,417,135	1,292,786

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥373,140 million as of September 30, 2013)	428,241	421,042	(7,199)
Non-trading debt securities*	920,611	1,003,495	82,884
Investments in equity securities*	123,490	135,736	12,246
Investments in and advances to affiliated companies*	345,705	360,348	14,643
Other	602,159	591,815	(10,344)

Total other assets	2,420,206	2,512,436	92,230

Total assets	37,942,439	41,868,413	3,925,974

*	Including securities pledged as collateral

Millions of yen
March 31, 2013	September 30, 2013	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	800,966	62,521
Payables and deposits:
Payables to customers	476,705	579,148	102,443
Payables to other than customers	864,962	1,154,251	289,289
Deposits received at banks	1,072,134	1,106,042	33,908

Total payables and deposits	2,413,801	2,839,441	425,640

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	14,074,602	1,630,285
Securities loaned	2,158,559	2,431,554	272,995
Other secured borrowings	806,507	818,239	11,732

Total collateralized financing	15,409,383	17,324,395	1,915,012

Trading liabilities	8,491,296	9,870,444	1,379,148
Other liabilities	978,163	984,102	5,939
Long-term borrowings	7,592,368	7,637,759	45,391

Total liabilities	35,623,456	39,457,107	3,833,651

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2013 and 3,822,562,601 shares as of September 30, 2013
Outstanding	-	3,710,960,252 shares as of March 31, 2013 and 3,706,484,721 shares as of September 30, 2013	594,493	594,493	—
Additional paid-in capital	691,264	682,048	(9,216)
Retained earnings	1,136,523	1,210,878	74,355
Accumulated other comprehensive income (loss)	(57,395)	(28,579)	28,816

Total NHI shareholders’ equity before treasury stock	2,364,885	2,458,840	93,955
Common stock held in treasury, at cost -
111,602,349 shares as of March 31, 2013 and
116,077,880 shares as of September 30, 2013	(70,514)	(79,651)	(9,137)

Total NHI shareholders’ equity	2,294,371	2,379,189	84,818

Noncontrolling interests	24,612	32,117	7,505

Total equity	2,318,983	2,411,306	92,323

Total liabilities and equity	37,942,439	41,868,413	3,925,974

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2012 (A)	September 30, 2013 (B)	(B-A)/(A)
Revenue:
Commissions	149,646	263,247	75.9
Fees from investment banking	27,514	48,378	75.8
Asset management and portfolio service fees	67,224	83,083	23.6
Net gain on trading	173,328	238,590	37.7
Gain (loss) on private equity investments	(5,088)	753	—
Interest and dividends	196,303	213,416	8.7
Gain on investments in equity securities	5,909	12,889	118.1
Other	285,983	73,294	(74.4)

Total revenue	900,819	933,650	3.6
Interest expense	129,886	145,938	12.4

Net revenue	770,933	787,712	2.2

Non-interest expenses:
Compensation and benefits	258,269	298,596	15.6
Commissions and floor brokerage	43,882	55,180	25.7
Information processing and communications	87,669	94,473	7.8
Occupancy and related depreciation	46,250	40,614	(12.2)
Business development expenses	22,502	17,332	(23.0)
Other	257,278	95,364	(62.9)

Total non-interest expenses	715,850	601,559	(16.0)

Income before income taxes	55,083	186,153	238.0
Income tax expense	43,646	81,505	86.7

Net income	11,437	104,648	815.0

Less: Net income attributable to noncontrolling interests	6,737	641	(90.5)

Net income attributable to NHI shareholders	4,700	104,007	—

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	1.28	28.07	—

Diluted-
Net income attributable to NHI shareholders per share	1.25	27.20	—

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net income	11,437	104,648	815.0
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(21,343)	27,431	—
Defined benefit pension plans:
Pension liability adjustment	4,062	2,005	(50.6)
Deferred income taxes	(1,123)	(703)	—

Total	2,939	1,302	(55.7)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,032)	1,469	—
Deferred income taxes	(17)	(645)	—

Total	(1,049)	824	—

Total other comprehensive income (loss)	(19,453)	29,557	—

Comprehensive income (loss)	(8,016)	134,205	—
Less: Comprehensive income attributable to noncontrolling interests	5,997	1,382	(77.0)

Comprehensive income (loss) attributable to NHI shareholders	(14,013)	132,823	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended
	September 30, 2012 (A)	September 30, 2013 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	163,497	286,072	75.0
Asset Management	31,857	38,800	21.8
Wholesale	258,977	377,958	45.9

Subtotal	454,331	702,830	54.7
Other	310,570	72,681	(76.6)

Net revenue	764,901	775,511	1.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,032	12,201	102.3

Net revenue	770,933	787,712	2.2

Non-interest expenses

Business segment information:
Retail	140,347	165,011	17.6
Asset Management	21,927	25,937	18.3
Wholesale	267,335	327,435	22.5

Subtotal	429,609	518,383	20.7
Other	286,241	83,176	(70.9)

Non-interest expenses	715,850	601,559	(16.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	715,850	601,559	(16.0)

Income (loss) before income taxes

Business segment information:
Retail	23,150	121,061	422.9
Asset Management	9,930	12,863	29.5
Wholesale	(8,358)	50,523	—

Subtotal	24,722	184,447	646.1
Other*	24,329	(10,495)	—

Income (loss) before income taxes	49,051	173,952	254.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,032	12,201	102.3

Income (loss) before income taxes	55,083	186,153	238.0

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2012 (A)	September 30, 2013 (B)
Net gain (loss) related to economic hedging transactions	(267)	5,706	—
Realized gain (loss) on investments in equity securities held for operating purposes	(123)	688	—
Equity in earnings of affiliates	4,619	14,227	208.0
Corporate items	(420)	(21,045)	—
Other	20,520	(10,071)	—

Total	24,329	(10,495)	—

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer to below.

Millions of yen
For the six months ended September 30, 2013
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(5,439)
Issuance and exercise of common stock options	(3,777)

Balance at end of period	682,048

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to NHI shareholders	104,007
Cash dividends	(29,652)

Balance at end of period	1,210,878

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the period	26,902

Balance at end of period	(11,973)

Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	1,302

Balance at end of period	(27,216)

Non-trading securities
Balance at beginning of year	9,998
Net unrealized gain on non-trading securities	612

Balance at end of period	10,610

Balance at end of period	(28,579)

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,482)
Sale of common stock	0
Common stock issued to employees	22,662
Other net change in treasury stock	683

Balance at end of period	(79,651)

Total NHI shareholders’ equity

Balance at end of period	2,379,189

Noncontrolling interests
Balance at beginning of year	24,612
Net change during the period	7,505

Balance at end of period	32,117

Total equity

Balance at end of period	2,411,306

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013 (A)	September 30, 2013 (B)	(B-A)/(A)	March 31, 2013
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	105,613	(33.0)	359,069
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	22,984	(9.5)	62,353
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	40,702	(4.0)	141,029
Net gain on trading	84,399	88,929	88,188	106,463	128,409	110,181	(14.2)	367,979
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	703	—	8,053
Interest and dividends	103,469	92,834	99,745	97,959	115,325	98,091	(14.9)	394,007
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	5,037	(35.9)	38,686
Other	142,610	143,373	118,834	303,950	28,225	45,069	59.7	708,767

Total revenue	439,593	461,226	458,981	720,143	505,270	428,380	(15.2)	2,079,943
Interest expense	70,339	59,547	69,895	66,531	73,949	71,989	(2.7)	266,312

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	(17.4)	1,813,631

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	135,391	(17.0)	547,591
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	26,134	(10.0)	91,388
Information processing and communications	42,524	45,145	42,672	49,563	48,233	46,240	(4.1)	179,904
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	20,830	5.3	91,545
Business development expenses	11,329	11,173	12,051	14,457	7,859	9,473	20.5	49,010
Other	125,074	132,204	141,603	217,582	49,975	45,389	(9.2)	616,463

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)	1,575,901

Income before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	(35.6)	237,730
Income tax expense	13,590	30,056	12,874	75,519	46,956	34,549	(26.4)	132,039

Net income	6,076	5,361	91	94,163	66,263	38,385	(42.1)	105,691

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	272	(26.3)	(1,543)

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	38,113	(42.2)	107,234

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.51	0.76	5.44	22.23	17.78	10.29	(42.1)	29.04

Diluted-
Net income attributable to NHI shareholders per share	0.50	0.74	5.33	21.55	17.24	9.99	(42.1)	28.37

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013 (A)	September 30, 2013 (B)

Net revenue

Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	119,730	(28.0)	397,925
Asset Management	16,418	15,439	18,786	18,294	20,174	18,626	(7.7)	68,937
Wholesale	121,883	137,094	188,968	196,911	194,609	183,349	(5.8)	644,856

Subtotal	221,012	233,319	303,433	353,954	381,125	321,705	(15.6)	1,111,718
Other	154,567	156,003	76,753	276,905	43,032	29,649	(31.1)	664,228

Net revenue	375,579	389,322	380,186	630,859	424,157	351,354	(17.2)	1,775,946

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	(29.7)	37,685

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	(17.4)	1,813,631

Non-interest expenses
Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	79,774	(6.4)	297,297
Asset Management	11,048	10,879	11,468	14,373	13,483	12,454	(7.6)	47,768
Wholesale	130,434	136,901	144,611	161,253	169,372	158,063	(6.7)	573,199

Subtotal	212,005	217,604	231,498	257,157	268,092	250,291	(6.6)	918,264
Other	137,583	148,658	144,623	226,773	50,010	33,166	(33.7)	657,637

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)	1,575,901

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	(10.9)	1,575,901

Income (loss) before income taxes
Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	39,956	(50.7)	100,628
Asset Management	5,370	4,560	7,318	3,921	6,691	6,172	(7.8)	21,169
Wholesale	(8,551)	193	44,357	35,658	25,237	25,286	0.2	71,657

Subtotal	9,007	15,715	71,935	96,797	113,033	71,414	(36.8)	193,454
Other*	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	—	6,591

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	67,897	(36.0)	200,045

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	(29.7)	37,685

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	(35.6)	237,730

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013 (A)	September 30, 2013 (B)
Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	(1,667)	—	989
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	0	—	1,001
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	8,884	66.3	14,401
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	(8,701)	—	17,652
Other	11,054	9,466	(57,992)	10,020	(8,038)	(2,033)	—	(27,452)

Total	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	—	6,591

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2013	September 30, 2013
Assets
Current Assets	3,221,039	3,417,001
Fixed Assets	2,554,812	2,589,547

Total Assets	5,775,850	6,006,549

Liabilities
Current Liabilities	663,807	763,926
Long-term Liabilities	3,236,320	3,229,637

Total Liabilities	3,900,128	3,993,563

Net Assets
Shareholders’ equity	1,774,048	1,915,841
Valuation and translation adjustments	56,585	55,927
Stock acquisition rights	45,090	41,217

Total Net Assets	1,875,723	2,012,986

Total Liabilities and Net Assets	5,775,850	6,006,549

Nomura Holdings, Inc. Unconsolidated Statements of Income (UNAUDITED)
	Millions of yen
	For the six months ended
	September 30, 2012	September 30, 2013
Operating revenue	149,145	289,257
Operating expenses	97,149	107,474

Operating income	51,996	181,783

Non-operating income	1,297	2,484
Non-operating expenses	4,566	1,830

Ordinary income	48,727	182,437

Special profits	7,075	1,138
Special losses	4,095	2,271

Income before income taxes	51,707	181,304

Income taxes - current	89	3,447
Income taxes - deferred	10,193	(2,038)

Net income	41,425	179,896

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2014_2q.pdf